UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69332

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2018___ AND ENDING ___12/31/18___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Assetpoint Financial, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 North 17th Street, Suite 1800

(No. and Street)

Arlington	VA	22209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William T. Bergin   703-292-3489

                                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

1676 International Drive	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____William T. Bergin_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Assetpoint Financial, LLC_____ , as of _December 31_____, 20 _18____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____No Exceptions._____

RACHEL LEE SIPE
NOTARY PUBLIC
REGISTRATION # 7699599
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
OCTOBER 31, 2020



Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSETPOINT FINANCIAL, LLC

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Member
Assetpoint Financial, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Assetpoint Financial, LLC (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2015.

McLean, Virginia
March 1, 2019

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

ASSETPOINT FINANCIAL, LLC

Statement of Financial Condition

December 31, 2018

Assets		**2018**
Cash and cash equivalents	$	1,263,352
Accounts receivable		111,722
Prepaid expenses		3,931
Fixed assets, net		653,406
Total assets	$	2,032,411
Liabilities and member's equity		
Due to Member	$	196,320
Other current liabilities		34,994
Total liabilities		231,314
Member's equity:		
Contributed capital		3,139,339
Accumulated deficit		(1,338,242)
Total member's equity		1,801,097
Total liabilities and member's equity	$	2,032,411

See accompanying notes to financial statement.

(1) Summary of Significant Accounting Policies

(a) Organization

Assetpoint Financial, LLC (Company or APF) was formed in the State of Delaware in July 2013 as a wholly-owned subsidiary of Promontory Interfinancial Network, LLC (PIN). PIN is the sole member of APF and is a Delaware limited liability company that was formed in May 2002. PIN's members are SpringHaven Investor Group, LLC formerly known as Promontory ADN, LLC and MCDI (Holdings) LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). PIN provides services to APF including, but not limited to, sales, legal, marketing, human resources, and finance and accounting pursuant to an intercompany services agreement.

APF is an affiliate through common ownership of Assetpoint Services, LLC (APS), a Delaware limited liability company formed in September 2012. APS operates an informational website named Bank Assetpoint® (www.bankassetpoint.com) on which eligible participants can post and view listings of certain eligible assets. Eligible participants include banks, savings associations, credit unions, licensed commercial real estate brokers, loan sale advisory firms, and other sophisticated entities that meet certain requirements indicating that they have experience in buying or selling real estate or loan assets. Eligible assets include commercial real estate and certain loan assets.

The Company's business plan involves offering securities listing services, private placement services, services involving hedging instruments for customers offering marketed-linked certificates of deposit, as well as other brokerage services. The Company also offers a service ("Repo Service") through which the Company refers banks and other financial institutions (each, a "Referred Institution") to a third-party securities dealer ("Repo Dealer") to enter into repurchase agreement transactions (each, a "repo transaction") for themselves or as agents for their customers. Repo transactions executed in the Repo Service are typically overnight transactions. In connection with the Repo Service, APF is not a party to any repo transaction, and does not at any time have custody of cash or securities. Pursuant to a referral agreement between the Repo Dealer and APF, the Repo Dealer pays APF a referral fee attributable to repo transactions entered into by referred institutions. In 2018, all of APF revenue was attributable to referral fees earned from providing the Repo Service.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated amounts.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) *Accounts Receivable*

Substantially all accounts receivable are expected to be collected within one year. Management monitors past due balances with clients and, for accounts where collectability is not probable, management records an allowance for uncollectible accounts receivable to reflect management's best estimate of expected recovery. As of December 31, 2018, there is no allowance for uncollectible accounts.

(e) *Software Developed for Internal Use*

Costs incurred for software developed for internal use are capitalized during the implementation stage and depreciated over the estimated useful life of the software.

(f) *Recent Accounting Pronouncements*

On January 1, 2018, APF adopted FASB Accounting Standards Codification (ASC) 606, "Revenue from Contracts with Customers," which supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, "Revenue Recognition", and requires entities to recognize revenue when they transfer control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in enhance for those goods or services. ASC 606 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgements and assets recognized from costs incurred to obtain or fulfill a contract. ASC 606 permits the use of either the retrospective or cumulative effect transition method. The FASB has issued several amendments to the standard, including principal versus agent guidance and identifying performance obligations.

The adoption of ASC 606 did not have any material impacts to the Company's financial statements. No cumulative effect adjustment to accumulated deficit was recorded as a result of the adoption of ASC 606.

(2) Income Taxes

The Company is a single-member limited liability company. No amounts related to income taxes have been recognized in the accompanying financial statements since the Company is treated as a disregarded entity for income tax purposes. PIN, the sole member of the Company, is also a pass-through entity for income tax purposes. Therefore, the members of PIN, a partnership for tax purposes, would be responsible for recording the Company's net income (loss) on their income tax returns. The Company had no unrecognized tax benefits as of or during the year ended December 31, 2018.

(3) Rule 15c3-3 Customer Protection and Possession and Control

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(i). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements. The Company does not hold funds or securities for customers and does not at any time have custody of cash or securities in connection with the Repo Service. The Company claims exemption under 15c3-3 under (k)(2)(i) as a result.

(4)   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2018, the Company had net capital of $1,032,038, which was $1,016,617 in excess of its required capital of $15,421. The Company's aggregate indebtedness at December 31, 2018 was $231,314.

(5)   Transactions with Affiliates

(a)   *Due to Member*

The Company has a balance Due to Member of $196,320 as of December 31, 2018. During 2018, the Company reimbursed PIN for expenses incurred by the Company and paid by PIN on the Company's behalf. The December 31, 2018 ending balance of $196,320 was be paid by the Company on February 22, 2019.

(6)   Fixed Assets

Fixed assets at December 31, 2018 consist of capitalized software development costs of $1,322,269 and accumulated depreciation of $668,863 and is being depreciated on a straight-line basis over its estimated useful life of five years.

(7)   Commitments and Contingencies

In the ordinary course of business, various claims and lawsuits may be brought by or against the Company. As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

(8)   Subsequent Events

Subsequent to December 31, 2018 and through March 1, 2019, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any material subsequent events.